Exhibit 12.1

PVR Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Year Ended December 31,
	2008	2009	2010	2011	2012
Earnings
Pre-tax income (loss) *	$101,701	$60,148	$67,070	$101,460	$(73,415)
Fixed charges	26,850	27,368	39,164	51,222	87,175

Total earnings	$128,551	$87,516	$106,234	$152,682	$13,760

Fixed Charges
Interest expense	$25,346	$24,878	$35,982	$47,630	$82,856
Rental interest factor	1,504	2,490	3,182	3,592	4,319

Total fixed charges	$26,850	$27,368	$39,164	$51,222	$87,175

Ratio of earnings to fixed charges	4.8x	3.2x	2.7x	3.0x	0.2x

*	Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.